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SEC FILE NUMBER
8-46065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Access Financial Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

118 N. Clinton Street, Suite 450
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nancy Gorchoff	(312) 655-8211	ng@afinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

Registration Date: 12/21/2010	PCAOB # 5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Gorchoff _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Access Financial Group, Inc. _____, as of 12/31 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Victor John Chigas
Notary Public State of Illinois
My Commission Expires 12/29/2025

Notary Public

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACCESS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM PURSUANT TO RULE 17a-5

DECEMBER 31, 2023

ACCESS FINANCIAL GROUP, INC.



DSWD

CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Access Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Access Financial Group, Inc. (the "Company") as of December 31, 2023, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Access Financial Group, Inc.'s auditor since 2023.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 20, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Access Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Access Financial Group, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Access Financial Group, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Access Financial Group, Inc.'s auditor since 2023.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 20, 2024

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash and cash equivalents	$	2,146,352
Receivable from broker-dealer		33,073
TPA record keeping and administrative fees receivable		494,279
Securities owned, at fair value		1,869,407
Property and equipment, net of		
accumulated depreciation of $131,079		79,589
Operating lease - right-of-use		552,633
Other assets		157,402
TOTAL ASSETS	$	**5,332,735**

LIABILITIES

Accounts payable and accrued expenses	$	430,499
Operating lease liability		556,423
Deferred income tax liability		275,000
TOTAL LIABILITIES		1,261,922

SHAREHOLDERS' EQUITY

Common stock - $.01 par value; 4,000,000 shares authorized;		
and 1,231,962 issued and outstanding		12,320
Additional paid in capital		1,114,551
Retained earnings		2,943,942
TOTAL SHAREHOLDERS' EQUITY		4,070,813
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$	**5,332,735**

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2023

REVENUES		
Commissions and fees	$	1,511,922
TPA record keeping and administrative fees		2,355,569
Unrealized gain on marketable securities		251,183
Interest and dividend income		60,019
TOTAL REVENUES		4,178,693
OPERATING EXPENSES		
Commissions, clearing and exchange fees		818,674
Compensation and related expenses		2,121,751
Communications and data processing		292,834
Occupancy		219,260
Other operating expenses		416,392
TOTAL OPERATING EXPENSES		3,868,911
INCOME BEFORE INCOME TAXES		309,782
INCOME TAX PROVISION		76,200
NET INCOME	$	233,582

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended December 31, 2023

	Common Stock		Additional Paid-in Capital	Retained Earnings	Totals
	Shares	Amount			
Balance - December 31, 2022	1,231,962	$ 12,320	$ 1,114,551	$ 2,710,360	$ 3,837,231
Net Income	-	-	-	233,582	233,582
Balance - December 31, 2023	1,231,962	$ 12,320	$ 1,114,551	$ 2,943,942	$ 4,070,813

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	233,582
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		19,684
Unrealized gain on marketable securities		(251,183)
Deferred income taxes		68,200
Operating lease - right-of-use		146,016
(Increase) decrease in assets:		
Receivable from broker - dealer		(20,521)
TPA record keeping and administrative fees receivable		(13,766)
Other assets		(13,544)
(Increase) decrease in liabilities:		
Operating lease liability		(148,668)
Accounts payable and accrued expenses		(87,491)
Deferred tax liability		10,800
NET CASH USED IN OPERATING ACTIVITIES		(56,891)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(16,407)
NET CASH USED IN INVESTING ACTIVITIES		(16,407)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(73,298)
Cash and cash equivalents beginning of year		2,219,650
Cash and cash equivalents at end of year	$	2,146,352
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	31,828

See accompanying notes to financial statements.

NOTE A - Organization and Nature of Business

Access Financial Group, Inc. (the Company) was incorporated in the State of Delaware on December 18, 1992. The Company is a registered securities broker-dealer and registered investment advisor regulated by the Securities and Exchange Commission and Financial Investors Regulatory Authority, and clears its trades through a clearing broker on a fully disclosed basis. The Company provides recordkeeping, investment services and investment advice, primarily to funeral directors and cemetery associations throughout the United States.

NOTE B - Summary of Significant Accounting Policies

- *Basis of accounting*

The Company financial statement are prepared in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Customer transactions are cleared on a fully disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

- *Cash and cash equivalents*

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

- *TPA record keeping receivable, administrative fees receivable and allowance for doubtful accounts*

TPA record keeping and administrative fees are recognized as income ratably during the year. Management fees and administrative fees are billed substantially in arrears of each calendar quarter. The Company determined there were no accounts deemed uncollectible, and as a result had no allowance for credit losses recorded at December 31, 2023.

- *Property and equipment*

Property and equipment are carried at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

The Company has adopted Accounting Standard Update (ASU) 2016-02, Leases (Topic 842), which are accounting principles generally accepted in the United States. Under the guidance lessees are required to recognize lease assets and lease liabilities on its balance sheet for all leases with terms longer than 12 months. Lease arrangements are determined at the inception of the contract, and are classified as either operating or financing. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the statement of financial condition. The Company does not have any finance leases. Operating lease ROU assets

NOTE B - Summary of Significant Accounting Policies, continued

and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the least term at the commencement date. As most leases do not provide an implicit rate, the Company utilized a risk-free rate available at time of commencement in determining the present value of future payments. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

- *Income taxes*

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), unrealized gains, and accrued compensation. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

- *Financial Instruments – Credit Losses*

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the assets' amortized cost basis. Changes in the allowance for credit losses are reported in bad debt expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

- *Revenue Recognition*

Revenue is recognized in accordance with ASU 2014-09, Revenue (Topic 606): Revenue from Contracts with Customers. The Company's revenue streams are as follows:

Commission Revenue and Clearing Fees - The Company buys and sells securities on behalf of its clients, which generates commissions and clearing fees for the transactions. The Company believes that the performance obligation is satisfied and revenue recognized on the trade date, as the pricing is agreed upon with the identification of the underlying financial instrument or purchaser. Once the transaction has been agreed upon, the risk and rewards of ownership transfer to or from the customer.

NOTE B - Summary of Significant Accounting Policies, continued

Interment Trust Services (ITS) Recordkeeping Services Revenue – The Company earns recordkeeping fees from its trusts and death services clients. The Company believes the performance obligation and revenue recognized for providing these services is satisfied over time, with the customer receiving and consuming the services as they are provided by the Company and billed in arrears monthly or quarterly. Fees are calculated based on agreed upon rates detailed in agreements with the customers and the estimated net asset value of funds within the trust of each client.

ITS Advisory Services Revenue – In addition to recordkeeping services, death services clients utilize the Company for advisory services, in which they manage the trusts of those customers. These fees are also calculated based on agreed upon rates established in agreements, and based on the estimated net asset value of funds within the trust of each client. The Company believes the performance obligation for providing these services is satisfied over time, and revenue recognized as the customer receives and consumes the services as they are provided by the Company and billed in arrears monthly.

ITS Tax Fee Revenue – The Company earns fees for tax preparation services for customers that utilize ITS recordkeeping services exclusive of its advisory services. The performance obligation is satisfied with the performance of the tax services, and revenue is recognized at a point in time.

Investment Advisory Services Revenue – The Company provides advisory services and earns revenue monthly based on agreed upon rates stated within contracts with individual customers. Rates are a percentage of assets managed on behalf of the customer. The Company believes that the performance obligation is satisfied and revenue recognized over time, as the assets of the customers are managed and billed in arrears monthly.

Trailer Revenue – Incentive payments are earned from several financial institutions that work directly with the Company. The fund managers at these financial institutions pay variable amounts to the Company based on the value of the underlying assets, for allowing their institution to hold the assets of the Company's customers. The Company believes the performance obligation is satisfied at a point in time, as the financial institutions hold the assets of the Company's customers.

Controlled Asset Fee Revenue – The Company receives a commission on the interest earned on money market accounts held by a financial institution that is the custodian of funds the Company holds on behalf of its customers. The fee is earned and recognized at a point in time, as the assets are held at the financial institution.

NOTE B - Summary of Significant Accounting Policies, continued

Disaggregated revenue from contracts with customers for the year ended December 31, 2023 is summarized as follows:

TPA ITS Recordkeeping Services Revenue	$ 2,272,472
TPA ITS Tax Services Revenue	38,792
TPA Other Revenue	44,305
Commission Advisory Services Revenue ITS	819,561
Commissions and Clearing Fees	367,426
Commissions Advisory Services Revenue Trail	84,418
Commissions Trailer Revenue	219,802
Commissions Controlled Asset Revenue	20,715
	$ 3,867,491

Revenue from contracts with customers are included in Commissions and Fees and TPA record keeping and administrative fees on the Statement of Income.

Contract balances at the beginning of the year totaled $493,064. Contract balances as of December 31, 2023 totaled $527,352 and are included in accounts receivable on the Statement of Financial Condition.

- Advertising Costs

The Company expense advertising costs as incurred. Advertising expense for year ending December 31, 2023 was $10,000.

- Securities Transactions

Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures.

- Fair Value of Financial Instruments

FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

NOTE B - Summary of Significant Accounting Policies, continued

The three levels established by FASB ASC 820 are described as follows:

Level 1 - Valuation is based on quoted prices for identical assets or liabilities traded in active markets.

Level 2 - Valuation is based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is based on model-based techniques that use significant inputs and assumptions not observable in the market. These unobservable inputs and assumptions reflect the Company's estimates of inputs and assumptions that market participants would use in pricing the assets and liabilities, and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented in the Statement of Financial Condition.

- Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

- Subsequent Events

The Company has evaluated subsequent events through March 20, 2024, the date which the financial statements were issued, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

NOTE C - Employee Benefit Plan

The Company's eligible employees participate in a Safe Harbor 401(k) plan. The Company made its mandatory Safe Harbor contribution; however, no additional discretionary contributions were made. The amount of the Safe Harbor contribution for the year ending December 31, 2023 was $42,635.

NOTE D - Securities Owned, at Fair Value

In accordance with the ASC 820, the following table represents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2023:

	Quoted Prices in Active Markets for Identical Assets (Level 1)
Equities and Financial Institution Preferred Equities	$ 1,869,407

There were no transfers between levels during the year ending December 31, 2023. The Company may sell its securities in response to changes in interest rates, liquidity need, and for other purposes.

Cost and fair value of marketable equity securities at December 31, 2023 are as follows:

Equities and Financial Institution Preferred Equities

Cost	$ 969,857
Gross Unrealized Gains	899,550
Fair Value	$1,869,407

NOTE E - Commitments and Related Party Transactions

The Company leases office space under an operating lease agreement that is set to expire May 31, 2027, and classified it as an operating lease. Monthly rent expense is recognized on a straight-line basis over the term of the lease. At December 31, 2023, the remaining lease term was 41 months. The operating lease is included on the statement of financial condition as the present value of the lease payments at a 3.25% discount rate. The lease is with a partnership in which the officers of the Company have an interest.

Future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows for the years ending December 31:

Undiscounted Rent Payments

2024	169,113
2025	172,072
2026	175,084
2027	73,478
	589,747
Present value discount	(33,324)
Present value	$ 556,423

Rent expense is recognized on a straight-line basis, and was $169,366 for the year ending December 31, 2023. During the year ended December 31, 2023, minimum lease payments of $166,713 were paid to the affiliated partnership.

NOTE F - Property and Equipment

- *Property and Equipment*

Property and Equipment consist of the following as of December 31, 2023:

Furniture and Equipment	$ 32,930
Computer Equipment	177,738
	210,668
Less Accumulated Depreciation	(131,079)
	$ 79,589

Depreciation Expense for the year ending December 31, 2023 was $19,684**.**

NOTE G - Off Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary. Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commissions receivables on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers with which it conducts business.

NOTE H - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company has a net capital of $3,152,386 (per regulatory requirements), which is $3,102,386 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was .13 to 1 at December 31, 2023.

ACCESS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE I - Income Taxes

The Company's total deferred tax assets and deferred tax liabilities at December 31, 2023 are as follows:

Deferred tax assets:	
Accrued expenses	$ 23,000
Deferred tax liabilities:	
Unrealized gains	(274,000)
Property and equipment	(24,000)
Net deferred tax liability	$ (275,000)

The Company's provision for income taxes consists of the following:

Current Income Tax Expense	$ 8,000
Deferred Tax Expense	68,200
	$76,200

The provision for income taxes is based upon income or loss before tax for financial reporting purposes. Deferred tax assets or liabilities are recognized for the expected future tax consequences of temporary differences between tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois and Wisconsin. The Company follows the accounting guidance for uncertainty in income taxes according to the FASB ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more   likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2023, the Company had no uncertain tax positions that qualify for either recognition or   disclosure in the financial statements. It is the Company's policy to include any penalties and interest   related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The company is no longer subject to U.S. federal and state income tax examinations by the authorities for years before 2020.

NOTE I - Income Taxes, continued

The provision for income taxes generally does not bear the customary relationship to pretax statutory income that would be expected applying ordinary corporate tax rates. A reconciliation of the Company's provision for taxes determined by applying the federal and state statutory rate of 30.5% as of December 31, 2023 is as follow:

		Effective Tax Rate
Tax Computed at Statutory Rate	$ 101,306	32.70%
Dividends Received Deduction	(26,003)	(8.30)%
Other permanent differences	897	
Total Statutory Income Taxes Incurred	$ 76,200	24.40%

SUPPLEMENTAL INFORMATION

ACCESS FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
For the year ended December 31, 2023

Total Shareholders' Equity from Statement of Financial Condition		4,070,812
Other (deductions or allowable credits)		
Less non-allowable assets		(734,616)
Add deferred tax liability		117,000
Net capital before haircuts on securities	$	3,453,196
Haircuts on securities pursuant to Rule 15c3-1		(280,411)
Haircuts on Money Market pursuant to Rule 15c3-1		(20,399)
Net capital	$	3,152,386
Net capital requirement		50,000
Excess net capital	$	3,102,386
Net capital less greater of 10% requirement		10,000
		3,092,386
Total aggregate indebtedness	$	434,289
Percentage of aggregate indebtedness to net capital		13.78%

There are no material difference between the computations above and the computations included
in the Company's corresponding unaudited Form X-17A-5 Part IIA as ammeded on March 20, 2024.

This section only applicable if there are adjustments made
Reconciliation with Company's computation of Net Capital (included in Part ll A of Form X-17A-5) as
of December 31, 2023 as orginally filed and as amended on March 20, 2024:

Net capital, as reported in Company's Part ll A Unaudited Focus Report	$	3,330,602
Change in Equity from Statement of Financial Condition due to audit adjustment		(70,829)
Adjustment to deferred tax liability		(79,000)
Adjustment for non-allowable assets		(7,635)
Adjustment to Haircut Equity and Money Market		(20,752)
Net capital, per December 31, 2023 audit report	$	3,152,386

This section only applicable if there are adjustments made

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part ll A of Form
X-17A-5) as of December 31, 2023:

Total Aggregate Indebtedness, as reported in Company's Part ll A Focus Report		434,824
Adjustment for operating lease liability in excess of operating lease - right of use asset		0
Adjustment for accounts payable and accrued expenses		(535)
Total Aggregate Indebtedness, per December 31, 2023 audit report	$	434,289



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Access Financial Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Access Financial Group, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Access Financial Group, Inc. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Access Financial Group, Inc. stated that Access Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023 without exception. Access Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 20, 2024



A'C'C'E'S'S
FINANCIAL GROUP, INC.

Exemption Report

Access Financial Group, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Access Financial Group, Inc.

I, **Nancy Gorchoff,** swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Nancy Gorchoff **Dated** 3/20/24

Registered Broker-Dealer
Member FINRA/SIPC